SCHEDULE 13G

Amendment No. 3
Motts Holding Incorporated
common stock
Cusip # 620124107
Filing Fee: No


Cusip # 620124107
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   None
Item 6:   None
Item 7:   None
Item 8:   None
Item 9:   None
Item 11:  0.00%
Item 12:  HC




Cusip # 620124107
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   None
Item 8:   None
Item 9:   None
Item 11:  0.00%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Motts Holding Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         59-63 Leggett Street
         East Hartford, CT  06108

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         620124107

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    None

         (b)  Percent of Class:   0.00%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:   None

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
    None

              (iv) shared power to dispose or to direct the disposition of: None




Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Inasmuch as the reporting persons are no longer the beneficial owners of any of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date




Signature



    Arthur S. Loring, Vice President

Name/Title